July 14, 2021

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	TPG Pace Tech Opportunities Corp.

Amendment No. 2 to Registration Statement on Form S-4

Filed on June 22, 2021

File No. 333-254485

Ladies and Gentlemen:

Set forth below are the responses of TPG Pace Tech Opportunities Corp. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 9, 2021, with respect to Amendment No. 2 to Registration Statement on Form S-4, File No. 333-254485, filed with the Commission on June 22, 2021 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment No. 2 to Registration Statement on Form S-4 unless otherwise specified.

Amendment No. 2 to Registration Statement on Form S-4

What are the PIPE Financing and the Forward Purchase Agreements?, page xix

1.

We note your revised disclosure in response to prior comment 2. Please also discuss the purchase of forward purchase securities by certain officers and directors of TPG Pace, including whether they will receive extra securities under the forward purchase agreements or under the anti-dilution provisions of the Series F shares, and the effective purchase price they will pay. Also disclose any such benefits to the officers and directors of TPG Pace where you discuss their purchase of forward purchase securities, such as on pages xxxvii, 38, 84 and 160.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on pages xix, xxxvii, 24, 38, 84, 137-138, 146, 161, 213 and 330 of Amendment No. 3 in response to the Staff’s comment.

Securities and Exchange Commission

July 14, 2021

What happens if a substantial number of public shareholders vote in favor of the Business Combination Proposal...?, page xxx

2.

We note your response and revised disclosure to prior comment 6; however, the added table does not illustrate the disproportionate downsize initial investment risk shared by redeeming and non-redeeming public shareholders at differing redemption amounts. Please revise accordingly.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on page 107-108 of Amendment No. 3 in response to the Staff’s comment.

What interests do the TPG Pace Initial Shareholders and TPG Paces other current officers and directors have in the Business Combination?, page xxxvi

3.

In response to prior comment 13, you disclose that TPG Capital BD could receive additional fees in connection with the business combination, including a portion of an incentive fee allocable in TPG Pace’s discretion to one or more Capital Markets Advisors and 30% of deferred underwriting fees and placement agent fees for the Forward Purchase Agreement allocable in TPG Pace’s discretion to any financial institution that is a member of FINRA. While we understand the allocation of the fees may not be finalized yet, please disclose the total amount of these additional fees to be allocated by TPG Pace so shareholders can understand the potential additional fees TPG Capital BD could receive in connection with the business combination.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on page xxxvii, 38, 85, 151 and 161-162 of Amendment No. 3 in response to the Staff’s comment.

Organization Structure, page 7

4.

We note your revised disclosures regarding aggregate voting power and economic interest percentages in Nerdy Inc. and Nerdy LLC in response to prior comment 16. Please separately disclose, preferably within the various organization charts, the direct economic interest and voting interest percentages in Nerdy Inc. for each group of equity interest holders. In this regard, we note that Class B common shares will represent a non-economic voting interest in Nerdy Inc.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on page 8-11 of Amendment No. 3 in response to the Staff’s comment.

Summary of the Proxy Statement/Prospectus

Management of OpCo, page 31

5.

You disclose that after the Closing, the OpCo Board will be elected annually by the holders of a majority of the outstanding vested OpCo Units. Please clarify the vote by the majority of unit holders between Nerdy Inc. and Existing Nerdy Holders pursuant to Section 6.4 of the LLC Agreement.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on page xviii, 31, 40, 144, 163, 215 and 230 of Amendment No. 3 in response to the Staff’s comment.

Securities and Exchange Commission

July 14, 2021

Background of the Business Combination, page 144

6.

We note your response to prior comment 23 regarding what consideration the TPG Pace board has given to the possibility that Nerdy Inc. will not have effective management and control over the affairs and decision-making of Nerdy after the business combination. Please include your response in the proxy statement/prospectus. In this regard, since the TPG Pace board is making a current recommendation on the proposals being presented to shareholders, material developments and changes to the business combination transaction and related agreements should be addressed. For example, also discuss whether redemptions over 52.2% and the resulting loss of Nerdy Inc.’s management and control over Nerdy LLC would impact the anticipated tax benefits of an election under Section 754 of the Internal Revenue Code.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on page 121-122 and 152 of Amendment No. 3 in response to the Staff’s comment to address the consideration the TPG Pace board gave to Nerdy Inc’s level of management and control over the affairs and decision-making of OpCo under various redemption scenarios in conjunction with its adoption of an amendment to the business combination agreement to revise certain governance provisions in the limited liability company agreement of Nerdy LLC.

With respect to the anticipated tax benefits of an election under Section 754 of the Internal Revenue Code (a “Section 754 Election”), Nerdy LLC is eligible to make a Section 754 Election regardless of the level of redemptions and whether Nerdy LLC is under the management and control of Nerdy Inc. Accordingly, the level of redemptions does not impact Nerdy LLC’s ability to make, and Nerdy Inc.’s ability to benefit from, a Section 754 Election.

7.

In addition, in light of the disclosure that Nerdy Inc. will acquire less than 50% of the voting interests in Nerdy LLC and will lack control over the operational and financial decisions of Nerdy LLC if the level of redemptions is at or exceeds 23,511,904 shares, or 52.2% of the public shares, address how how the TPG Pace board has considered and would comply with the following representations made in the prospectus for TPG Pace’s initial public offering:

•

TPG Pace “will only complete such business combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended.”

Securities and Exchange Commission

July 14, 2021

•

“If less than 100% of the equity interests or assets of a target business or businesses are owned or acquired by the post-transaction company, the portion of such business or businesses that is owned or acquired is what will be valued for purposes of the 80% of net assets test.”

RESPONSE:

The Company respectfully advises the Staff that the Company believes it is in compliance with the language referenced from the Company’s Form S-1. With respect to the first bullet above, as detailed further in our response to comment 8, even in our maximum redemption scenario, we believe we will have acquired a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended. With respect to the second bullet, TPG Pace’s acquisition of Nerdy under all redemption scenarios also complies with the requirement that TPG Pace use at least 80 percent of its net assets for its business combination. Further, as with all SPACs, the stockholders of the Company have the right to vote against the business combination proposal and/or cause their shares in the Company to be redeemed if they do not approve of the business combination, so they are in essence being given an opportunity to approve any changes to the original description of the business combination found in the Form S-1.

8.

Please provide us with an analysis as to whether, if 52.2% or more of the public shares are redeemed, Nerdy Inc. would meet the definition of an investment company under Section 3(a) of the Investment Company Act of 1940 and, if so, whether Nerdy Inc. would be exempted from this definition or would be otherwise exempt from registering with the Commission as an investment company.

RESPONSE:

Following the closing of the business combination, consistent with a typical Up-C structure, Nerdy Inc’s only substantive asset will be its ownership interest in OpCo, through which it will conduct a non-investment business of conducting a direct-to-consumer live online learning platform.

Nerdy Inc. will not hold itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities or be engaged or propose to engage in the business of issuing face-amount certificates of the installment type, or have been engaged in such business and have any such certificate outstanding, such that Nerdy Inc. will not be an investment company under Section 3(a)(1)(A) or (B) of the ’40 Act. With respect to Section 3(a)(1)(C) of the ’40 Act, under redemption scenarios where redemptions exceed 52.2% of outstanding public shares (which would result in Nerdy Inc. no longer owning more than 50% of the equity of OpCo LLC, such that it may not be a “majority-owned subsidiary”, and assuming the equity interests held by Nerdy Inc. constitute “securities” under the ’40 Act), we have determined that Nerdy Inc. will be excluded from the definition of “investment company” under Rule 3a-1 of the ’40 Act.

Securities and Exchange Commission

July 14, 2021

Rule 3a-1 provides that, notwithstanding Section 3(a)(1)(C) of the ’40 Act, an issuer will not be an investment company if no more than 45% of the value of its total assets (exclusive of government securities and cash items) consists of, and no more than 45% of its net income after taxes for the last four fiscal quarters combined is derived from, securities other than:

1. government securities;

2. securities issued by employees’ securities companies;

3. securities issued by majority-owned subsidiaries of the issuer (other than subsidiaries relying on the exclusion from the definition of investment company in Section 3(b)(3) or Section 3(c)(1) of the Act) which are not investment companies; and

4. securities issued by companies:

(a) which are controlled primarily by such issuer;

(b) through which such issuer engages in a business other than that of investing, reinvesting, owning, holding or trading in securities; and

(c) which are not investment companies.

Section 2(a)(24) of the ’40 Act defines “majority-owned subsidiary” of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of such definition, is a majority-owned subsidiary of such person. Section 2(a)(9) of the ’40 Act defines “control” as “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company” and provides a presumption of control for any natural person or company that owns more than 25 percent of voting securities. For purposes of Rule 3a-1 under the ’40 Act, a company is “controlled primarily” by a person if the person has (1) control over the company within the meaning of Section 2(a)(9) of the Act and (2) a greater degree of control than any other person. See Health Communications Servs. Inc., SEC No-Action Letter (Apr. 26, 1985). “Primary control”, as used throughout this response, has a correlative meaning.

We expect that Nerdy Inc. will satisfy the 45% of assets and income test specified in Rule 3a-1. OpCo is not an investment company as defined in the ’40 Act. As stated above, OpCo is engaged in non-investment business of conducting a direct-to-consumer live online learning platform and holds itself out as such. Even under the maximum redemption scenario, we expect that Nerdy Inc. will own approximately 38.1% of the voting securities (assuming, arguendo, the LLC interests constitute “securities”) of OpCo at closing. In addition, Nerdy Inc. will have the right to appoint 2 of the 5 members of OpCo’s board of managers with the remaining three Managers being designated by the three largest members (or “groups”, within the meaning of Section 13(d)(3) of the Exchange Act of 1934) of OpCo other than Nerdy Inc. OpCo’s next largest investor is a group of entities (the “Cohn Group”) beneficially owned by Nerdy Inc.’s CEO,

Securities and Exchange Commission

July 14, 2021

Charles Cohn, which would collectively own 32.5% of OpCo in a maximum redemption scenario and have the right to appoint one OpCo board member. The remaining two OpCo board seats would be designated by TCV and Davis VT, who would own 13.5% and 6.0% of OpCo in a maximum redemption scenario. There are no affiliations or voting agreements amongst the Cohn Group, TCV and Davis VT. Because Nerdy Inc. will own more than 25% of the voting securities of OpCo, and thus presumptively control OpCo (and we believe will control OpCo in fact), be the largest unitholder of OpCo and have the most significant board representation of OpCo through its right to appoint 2 of 5 managers, we have concluded that Nerdy Inc. will have primary control of OpCo and as a result be able to consider its investment in OpCo as a “good asset” for purposes of Rule 3a-1. In light of the fact that Nerdy Inc.’s only asset will be its LLC interest in OpCo, Nerdy Inc. will satisfy the asset test under Rule 3a-1.

With respect to net income, Nerdy LLC currently has net losses for the past four fiscal quarters combined, and therefore calculates its net income test under DRX, Inc., SEC No-Action Letter (June 28, 1988) (“DRX”). Under DRX, net operating loss (i.e., operating income less those expenses associated only with that income) can be compared to total net loss. For the last four fiscal quarters combined, Nerdy’s net loss from OpCo was $22.4 million, which represented more than 100% of Nerdy’s total net loss after taxes for that period.

Unaudited Pro Forma Condensed Combined Information

Note 1 - Basis of Presentation, page 228

9.

Please revise your disclosure throughout regarding the Nerdy LLC Board of Managers for consistency with your response to prior comment 26. In this regard, you disclose that the Nerdy LLC will be governed by a Board of Managers consisting of three Managers and on page xvi you disclose that after the merger Nerdy Inc. will be the manager of OpCo.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on page xviii, 31, 144 and 230 of Amendment No. 3 in response to the Staff’s comment.

*        *        *         *        *

Securities and Exchange Commission

July 14, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

TPG PACE TECH OPPORTUNITIES CORP.

By:	/s/ Karl Peterson
Name:	Karl Peterson
Title:	Non-Executive Chairman and Director

Enclosures

cc:	Sarah K. Morgan, Vinson & Elkins L.L.P.